Exhibit 99.2

P R E S S R E L E A S E

For Immediate Release	5 March 2003

RESULT OF EXTRAORDINARY GENERAL MEETING

Cadbury Schweppes plc is pleased to announce that, at the Extraordinary General Meeting held earlier today, the resolution proposed to approve the acquisition of the Adams confectionery business from Pfizer Inc. was duly passed, receiving the overwhelming support of shareholders.

ends

For further information:

Cadbury Schweppes plc:	020 7409 1313 www.cadburyschweppes.com

Investor Relations Sally Jones Marie Wall	020 7409 1313

Media Relations Vivienne Carlton Dora McCabe	020 7409 1313

The Maitland Consultancy Angus Maitland Philip Gawith	020 7379 5151

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com